Exhibit 99.1

Ballard announces plan to scale production & reduce costs of next generation bipolar plates

VANCOUVER, BC, June 12, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today its plan to materially reduce the costs and scale production capacity of next generation, proprietary graphite bipolar plates, including the introduction of disruptive manufacturing technology.

This project is the logical progression after Ballard completed two important milestones – the development of next generation, thin flexible graphite bipolar plates, and an expansion of membrane electrode assembly (MEA) manufacturing capacity in Canada as part of Ballard's "3 by 3" stack cost reduction program. Bipolar plates are the next largest cost item in a fuel cell stack after MEAs, and Ballard expects the implementation of this project, including next generation plate manufacturing processes and the introduction of new lower cost material suppliers, to result in cost savings of up to 70%, following commissioning expected in late 2025.

Ballard's next generation, thin flexible graphite bipolar plates significantly reduce plate materials while enabling high power density stacks, which are critical for certain market applications. Graphite bipolar plates are the optimal choice for Ballard's heavy-duty mobility markets as they offer long durability, re-usability at stack end-of-life, and high power density, while also offering the lowest plate cost at current and scaled volumes.

Beyond product cost savings, the project will increase Ballard's plate manufacturing capacity by approximately 10 times while significantly improving graphite and resin material yield and reducing production takt times. Ballard has also developed several novel manufacturing processes that enable full automation of the bipolar plate production processes, resulting in substantially improved quality throughput, reduced energy demand, and the elimination of water consumption from plate manufacturing. These innovations are expected to be replicable in any future expansion of Ballard's global bipolar plate production footprint.

"We're thrilled to announce a project that delivers economic and environmental value for Ballard. Not only will we be able to reduce the cost of our bipolar plates and improve customer economics, but we will also consume far less energy, water, and material resources in the process," said Mark Biznek, Ballard's Chief Operating Officer. "This investment proves Ballard's innovation in manufacturing technology, in addition to our demonstrated excellence in fuel cell technology innovation and commitment to ESG initiatives."

Lee Sweetland, Vice President of Transformational Projects added, "Our 3 by 3 stack cost reduction has already validated a lower cost and higher quality flexible graphite that enables a 35% reduction in plate thickness and a 45% reduction in raw materials. With stack power densities for our flexible graphite stacks now achieving over 4 kW/L, further investment in next-gen manufacturing processes is forecasted to drive an additional 70% cost reduction for our proprietary bipolar plates, and a clear path towards the US Department of Energy's cost target of $5/kW for the bipolar plate."

Ballard expects to invest approximately $18 million in bipolar plate manufacturing from 2023 through 2025. Expected spending for this project in 2023 was included in Ballard's capital allocation plan for the period, and does not change guidance on planned capital expenditure for 2023.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned operations expansion in China, related investments, product cost and market impacts, and anticipated implementation timeline. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 12-JUN-23